EX-99.77I NEW SECURITY

Amended Rule 18f-3 Multiple Class Plan for LoCorr Investment Trust (the "Trust") to include a new Series for the Trust, the LoCorr Market Trend Fund, a fund with three share classes (Class A Shares, Class C Shares and Class I Shares).